Darren K. DeStefano + 1 703 456 8034 ddestefano@cooley.com	VIA EDGAR

May 10, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin
Ms. Irene Paik
Mr. Mark Brunhofer
Ms. Mary Mast

Re:	Autolus Therapeutics Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted April 27, 2018
CIK No. 0001730463

Ladies and Gentlemen:

On behalf of our client, Autolus Therapeutics Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 7, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) confidentially submitted to the Commission on February 9, 2018, resubmitted to the Commission on March 23, 2018, resubmitted to the Commission on April 27, 2018 and subsequently filed by the Company with the Commission on May 7, 2018 (File No. 333-224720) (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company is filing via EDGAR a pre-effective amendment to Registration Statement on Form F-1 (the “Amended Registration Statement”) with this response letter. For the Staff’s reference, we are also delivering a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Amended Draft Registration Statement confidentially submitted on April 27, 2018.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.

May 10, 2018

Prospectus Summary

Our Pipeline, page 4

1.	We note your disclosure on page 26 that you have received some positive preliminary data in a clinical trial of AUTO1 in pediatric ALL but you have no clinical data for AUTO1 in adult ALL. Your product pipeline chart suggests that your progress in your Phase 1 clinical trial for AUTO1 for pediatric ALL is the same as the progress you have made in adult ALL. Please revise your product pipeline chart here and on page 118 to reflect the progress you have made for each indication.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the product pipeline chart on pages 4, 111 and 119 of the Amended Registration Statement such that (i) for product candidates currently undergoing Phase 1/2 clinical trials and prior to completion of the proof-of-concept phases of these trials (such as AUTO1 for pediatric relapsed or refractory acute B lymphocytic leukemia), the arrows stop in the middle of the development phase and (ii) for product candidates that have received the required regulatory approvals and opened the Phase 1/2 clinical trials but have not yet begun patient enrollment or begun dosing patients (such as AUTO1 for adult relapsed or refractory acute B lymphocytic leukemia), the arrows stops at the beginning of the development phase.

Our Strategy, page 4

2.	We note your disclosure that you plan to develop AUTO1 for the treatment of adult ALL in collaboration with University College London. Please revise your disclosure as appropriate to clarify whether you plan to also further develop AUTO1 for the treatment of pediatric ALL.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 112 and 121 of the Amended Registration Statement.

Use of Proceeds, page 81

3.	We note that you will use part of the net proceeds from the offering to contribute to the clinical trial conducted by UCL for AUTO1 in adult ALL. Please revise your disclosure to indicate the stage of development you expect to achieve using the net proceeds of the offering. To the extent the proceeds will not be sufficient to complete this stage of development, please also disclose the amount and sources of additional funds that may be needed to complete the trials. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Amended Registration Statement.

May 10, 2018

Business

Clinical Experience in Phase 1 Clinical Trial in Pediatric ALL, page 120

4.	Please expand your disclosure regarding the Phase 1 clinical trial of AUTO1 in Pediatric ALL to provide information, as appropriate, about the number of patients UCL plans to enroll in the study, clinical endpoints, the duration of treatment, whether the preliminary data demonstrates statistical significance, when the study is expected to be completed and the development strategy for the indication. In addition, we note your statement that preliminary data from the CARPALL trial suggests a “favorable safety profile.” Please revise your disclosure to eliminate any suggestion that your product candidate has been or will ultimately be determined to be safe or to have demonstrated safety for purposes of receiving marketing approval by the FDA or comparable agency, including comparisons to the current standard of care.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on page 120 and 121 of the Amended Registration Statement.

Phase 1 Clinical Trial in Adult ALL, page 122

5.	Please expand your disclosure regarding the Phase 1 clinical trial of AUTO1 in adult ALL to provide information about the clinical endpoints of the study.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Amended Registration Statement.

Manufacturing Agreements, Page 144

6.	We note that you have requested confidential treatment for the length of the initial term and renewal terms of the supply agreement with Miltenyi. However, confidential treatment is generally not appropriate for the term of a material contract. Accordingly, please revise your disclosure to provide this information. Alternatively, please explain why this information is not material to investors.

Response to Comment 6:

The Company respectfully acknowledges this comment and is concurrently submitting an amended confidential treatment application to the Commission. It has revised the disclosure on page 144 of the Amended Registration Statement in response to the Staff’s comment.

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May 10, 2018

Please direct any questions or comments concerning the Amended Registration Statement or this response letter to either the undersigned at +1 703 456 8034, Brian Leaf at +1 703 456 8053 or Courtney Thorne at + 1 617 937 2318.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	Christian Itin, Autolus Therapeutics Limited
Brian F. Leaf, Cooley LLP
Courtney T. Thorne, Cooley LLP
Patrick O’Brien, Ropes & Gray LLP
Emily Oldshue, Ropes & Gray LLP